SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

(Mark one):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2001.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number    0-24425

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620

Report of Independent Accountants
SIGNATURES
CONSENT OF INDEPENDENT ACCOUNTANTS

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Page
Report of Independent Accountants	1
Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001	3
Notes to Financial Statements	4-7
Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes as of December 31, 2001	8

Report of Independent Accountants

To the Participants and Administrator of the
King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 10, 2002
Greensboro, North Carolina

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000

Assets
Investments, at fair value	$42,007,708	$28,420,194
Receivables:
Contributions receivable
Participant	14	129,417
Employer	210	51,314
Accrued Income	—	13,888
Cash	272,093	121

Net assets available for plan benefits	$42,280,025	$28,614,934

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2001

2001

Additions to net assets attributed to:
Participant contributions	$7,097,190
Employer contributions	1,973,341
Transfer from other plan	9,954,449
Interest income	22,861
Net (depreciation) appreciation in fair value of investments	(1,161,128)

Total additions	17,886,713

Deductions from net assets attributed to:
Benefits paid	4,221,622

Net increase	13,665,091
Net assets available for benefits
Beginning of year	28,614,934

End of year	$42,280,025

The accompanying notes are an integral part of these financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, established by King Pharmaceuticals, Inc. (the “Company”) as of January 1, 1994, under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all employees who have completed a minimum of one hour of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participation in the plan is voluntary. Active participants can contribute up to 17% of earnings or $10,500, whichever is lower, to the Plan in accordance with Internal Revenue Code Section 402(g). The Company contributes a discretionary matching percentage of the participant’s eligible contributions for the Plan year. Participant rollovers are reported as participant contributions.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 3 years of credited service.

Investment options The Plan provides participants twelve investment options as of December 31, 2000:

King Pharmaceuticals, Inc. Common Stock
Fidelity Advisor Intermediate Bond Fund
Fidelity Institutional Cash U.S. Government Money Market
Fidelity Puritan Fund
Vanguard Institutional Index Fund
Janus Worldwide Fund
Vanguard Intermediate-Term Bond Fund
Fidelity Institutional Domestic Money Market
Vanguard Equity Income Fund
Vanguard Growth Index Fund
FAM Value Fund
Lazard International Equity Portfolio Fund

The Plan provides participants eleven investment options as of December 31, 2001:

King Pharmaceuticals, Inc. Common Stock
Schwab Retirement Money Market
Vanguard Intermediate – Term Bond Index Fund
PIMCO Total Return Institutional Fund
Vanguard Index 500 Fund
Vanguard Equity Income Fund

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements

Artisan International Fund Vanguard Growth Index Fund Vanguard Institutional Index Fund Janus Worldwide Fund Lazard International Equity Portfolio Fund

Participant accounts
Participant accounts are credited with units by investment fund for participant contributions, employer contributions, fund transfers or loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s fund multiplied by the appropriate unit values on the valuation date limited to the amount which can be provided from the participant’s vested account.

Participant loans receivable
Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan repayment term is for a period not to exceed 5 years or up to 10 years if the purpose of the loan is to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at a rate of Prime plus 1%. Interest rates on outstanding loans range from 5.75% to 10.50% as of December 31, 2001. Interest earned on principal loans receivable is allocated directly to a participant directed fund. Principal and interest are paid through payroll deductions.

Benefit payments
Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment or as installment payments over a fixed period of time and are recorded when paid.

Forfeitures The cumulative forfeitures balance of $278,392 as of December 31, 2001 is available to reduce future employer contributions.

2.	Summary of significant accounting policies

Basis of accounting The accompanying financial statements have been prepared on the accrual basis and in accordance with generally accepted accounting principles.

Investment valuation and income recognition
The Plan invests in mutual funds and common stocks. Each fund is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if not for sale, at the closing bid price.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements

Realized gains and losses are recognized, as reported by the trustee, when units of the funds are sold. The average cost method is used in determining the costs of the units sold.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

Administrative costs
Certain fees for professional services provided to the Plan in 2001 and 2000 have been paid by the Company. Additionally, personnel and facilities of the Plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.	Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1996 that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended subsequent to the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements

4.	Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000:

	Fair Value
	December 31,

	2001	2000

Fidelity Institutional Cash U.S. Government Money Market	$—	$2,061,707
Fidelity Puritan Fund	4,460,431	2,611,393
Vanguard Institutional Index Fund	5,465,753	4,518,518
Janus Worldwide Fund	3,885,643	3,427,698
King Pharmaceuticals, Inc. Common Stock	15,082,796	10,868,436
Vanguard Equity Income Fund	4,532,975	3,344,484
Vanguard Growth Index Fund	2,334,362	—
Schwab Money Market Fund	2,844,883	—

5.	Related Party Transactions

At December 31, 2001 and 2000, the Plan held investments in funds managed by First Tennessee National Association, whom the Plan also contracted for trustee services. The fair value of the investments in the funds was $42,007,708 and $28,420,194, respectively.

6.	Plan Merger

The Jones Pharma 401(k) plan was merged with the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan effective January 1, 2001. The amount of assets transferred was $9,954,449.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes
As of December 31, 2001

	Units	Fair Value

Vanguard Intermediate-Term Bond Fund	75,146	$772,502
Fidelity Puritan Fund	252,430	4,460,431
Janus Worldwide Fund	84,322	3,885,643
King Pharmaceuticals, Inc. Common Stock*	358,006	15,082,796
Vanguard Equity Income Fund	199,603	4,532,975
Vanguard Growth Index Fund	88,389	2,334,362
FAM Value Fund	26,858	971,520
Lazard International Equity Portfolio Fund	30,430	304,604
PIMCO Total Return Fund	96,701	980,118
Schwab Money Market Fund	2,844,883	2,844,883
Vanguard Institutional Index Fund	51,612	5,465,753

		41,635,587
Participant Loans (with interest rates from 8.75% to 10.50%)		372,121

		$42,007,708

* Represents allowable party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan

Date July 1, 2002

/s/ James R. Lattanzi

James R. Lattanzi
Chief Financial Officer